UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC   20549

FORM 11-K



(Mark One):


X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
--           SECURITIES EXCHANGE ACT OF 1934
             For the fiscal year ended December 31, 1998

                                  OR

--           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.
             For the transition from            to
                                     -----------   -----------

Commission file number 1-3381
                       ------


THE PEP BOYS SAVINGS PLAN
-------------------------
(Full title of the plan)



The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia,  PA  19132
--------------------------------

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)


Registrant's telephone number, including area code (215)430-9000



Notices and communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:





Michael J. Holden                                   Peter Allman
Executive Vice President & Chief                    Willkie Farr & Gallagher
Financial Officer                                   One Citicorp Center
The Pep Boys - Manny, Moe & Jack                    153 East 53rd Street
3111 West Allegheny Avenue                          New York, NY   10022-4669
Philadelphia,  PA  19132

THE PEP BOYS SAVINGS PLAN
-------------------------
TABLE OF CONTENTS
----------------------------------------------------------------------------


                                                                     PAGE
                                                                     ----


INDEPENDENT AUDITORS' REPORT                                           3

FINANCIAL STATEMENTS:

      Statement of Net Assets Available for Benefits
             As of December 31, 1998                                   4

      Statement of Net Assets Available for Benefits
             As of December 31, 1997                                   5

      Statements of Changes in Net Assets Available for
             Benefits for the Years Ended December 31, 1998
             and 1997                                                  6

      Notes to Financial Statements                               7 - 11


SUPPLEMENTAL SCHEDULES:

      Item 27a - Schedule of Assets Held for Investment
             Purposes as of December 31, 1998                         12

      Item 27d - Schedule of Reportable Transactions for
             the Year Ended December 31, 1998                         13

INDEPENDENT AUDITORS' REPORT




The Administrative Committee
The Pep Boys Savings Plan
Philadelphia, Pennsylvania


We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of the net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. Such supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 23, 1999 and July 12, 1999

THE PEP BOYS SAVINGS PLAN
----------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998
----------------------------------------------

                                                                            SUPPLEMENTAL INFORMATION
                                                                            ------------------------
                                                                                INVESTMENT FUNDS
                                                                                ----------------
                                                       STABLE        INDEX  THE PEP BOYS                           IDS
                                                        VALUE       EQUITY         STOCK       BALANCED           BOND
                                                         FUND         FUND          FUND           FUND         FUND Y
                                                  -----------  -----------  ------------   ------------   ------------
ASSETS
------

INVESTMENTS:
    Stable Value Fund                             $24,723,993
    AET Equity Index II                                        $19,354,727
    The Pep Boys Stock Fund- At market                                       $24,063,198
      (Cost $33,659,269 consisting of
       1,495,403 shares and cash of $609,977)
    Balanced Fund                                                                            $4,957,620
    IDS Bond Fund Y                                                                                            $27,069
    IDS Small Company Index Fund Y
    Templeton Foreign Fund (A)
    Loans to participants
                                                  -----------  -----------   -----------   ------------   ------------
      Total investments                            24,723,993   19,354,727    24,063,198      4,957,620         27,069

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Participant Contributions
    Employer Contributions

                                                  -----------  -----------   -----------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                 $24,723,993  $19,354,727   $24,063,198     $4,957,620        $27,069
                                                  ===========  ===========   ===========   ============   ============

                                                              [RESTUBBED TABLE]

                                                    IDS SMALL       TEMPLETON
                                                     CO INDEX        FORGEIGN          LOAN
                                                       FUND Y        FUND (A)          FUND            CASH         TOTAL
                                                 ------------    ------------    -----------  -------------   -----------
ASSETS
------

INVESTMENTS:
    Stable Value Fund                                                                                          $24,723,993
    AET Equity Index II                                                                                         19,354,727
    The Pep Boys Stock Fund- At market                                                                          24,063,198
      (Cost $33,659,269 consisting of
       1,495,403 shares and cash of $609,977)
    Balanced Fund                                                                                                4,957,620
    IDS Bond Fund Y                                                                                                 27,069
    IDS Small Company Index Fund Y                    $45,022                                                       45,022
    Templeton Foreign Fund (A)                                        $18,459                                       18,459
    Loans to participants                                                         $6,047,833                     6,047,833
                                                 ------------    ------------   ------------   -------------   -----------
      Total investments                               $45,022         $18,459     $6,047,833               0    79,237,921

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Participant Contribution                                                                        $532,687       532,687
    Employer Contribution                                                                            226,214       226,214
                                                 ------------    ------------   ------------   -------------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                     $45,022         $18,459     $6,047,833        $758,901   $79,996,822
                                                 ============    ============   ============   =============   ===========


See notes to financial statements.


THE PEP BOYS SAVINGS PLAN
----------------------------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
----------------------------------------------

                                                                             SUPPLEMENTAL INFORMATION
                                                                             ------------------------
                                                                                 INVESTMENT FUNDS
                                                                                 ----------------
                                                        STABLE       INDEX    THE PEP BOYS
                                                         VALUE      EQUITY           STOCK     BALANCED        LOAN
                                                          FUND        FUND            FUND         FUND        FUND         TOTAL
                                                   -----------  -----------   -------------  ----------  -----------   -----------
ASSETS
------

INVESTMENTS:
    Stable Value Fund                              $23,838,014                                                         $23,838,014
    Index Equity Fund - Vanguard Index Trust                    $12,767,417                                             12,767,417
    The Pep Boys Stock Fund - at market (Cost
     $30,698,376 consisting of 1,038,416 shares)                              $24,792,194                               24,792,194
    Balanced Fund - SSGA Series                                                              $2,989,057                  2,989,057
    Loans to participants                                                                                 $4,983,354     4,983,354
                                                   -----------  -----------   -----------   -----------  -----------   -----------
      Total investments                             23,838,014   12,767,417    24,792,194     2,989,057    4,983,354    69,370,036

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE:
    Stable Value Fund                                   22,324                                                              22,324
    Index Equity Fund                                                82,088                                                 82,088
    Balanced Fund                                                                                   848                        848

EMPLOYER RECEIVABLE:
    39,796 shares of The Pep Boys - Manny,
     Moe & Jack common stock, cost $931,665                                       954,418                                  954,418
    Transfers                                                       132,482        62,660        43,758                    238,900
                                                   -----------  -----------   -----------   -----------  -----------   -----------
TOTAL                                              $23,860,338  $12,981,987   $25,809,272    $3,033,663   $4,983,354   $70,668,614
                                                   ===========  ===========   ===========   ===========  ===========   ===========

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------

LIABILITIES:
    Employer loan                                  $   883,843                                                         $   883,843
    Transfers                                          238,900                                                             238,900
    Other                                               10,256     $15,848    $    22,574   $     2,207  $         0        50,885
                                                   -----------  -----------   -----------   -----------  -----------   -----------
    Total liabilities                                1,132,999      15,848         22,574         2,207            0     1,173,628

NET ASSETS AVAILABLE FOR BENEFITS                   22,727,339   12,966,139    25,786,698     3,031,456    4,983,354    69,494,986
                                                   -----------  -----------   -----------   -----------  -----------   -----------
TOTAL                                              $23,860,338  $12,981,987   $25,809,272    $3,033,663   $4,983,354   $70,668,614
                                                   ===========  ===========   ===========   ===========  ===========   ===========

See notes to financial statements.


THE PEP BOYS SAVINGS PLAN
----------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
----------------------------------------------------------
                                                                          SUPPLEMENTAL INFORMATION
                                                                          ------------------------
                                                                               INVESTMENT FUNDS
                                                                               ----------------
                                                       STABLE        INDEX   THE PEP BOYS                         IDS
                                                        VALUE       EQUITY          STOCK      BALANCED          BOND
                                                         FUND         FUND           FUND          FUND        FUND Y
                                                  -----------  -----------   ------------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 1996                             $20,073,920  $ 8,132,859   $26,465,066     $1,701,653            $0

    Dividend and interest income                    1,378,337      257,829       204,491        130,883             0
    Interest on loans                                 176,881       59,319       130,170         15,800             0
                                                  -----------  -----------   ------------  ------------  ------------
NET INVESTMENT INCOME                               1,555,218      317,148       334,661        146,683             0
NET APPRECIATION/(DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                            0    2,693,653    (5,878,569)       278,792             0

CONTRIBUTIONS:
    Participants                                    3,586,703    3,306,746     3,644,819      1,306,225             0
    The Pep Boys - Manny, Moe & Jack                   23,532                  4,307,844                            0

DISTRIBUTIONS                                      (2,079,838)  (1,138,100)   (2,724,027)      (285,770)            0

LOANS:
    New loans                                      (1,285,684)    (633,798)     (991,921)      (195,230)            0
    Principal repayments                              853,488      287,631       628,825         79,103             0
                                                  -----------  -----------   ------------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 1997                             $22,727,339  $12,966,139   $25,786,698     $3,031,456            $0

    Dividend and interest income                    1,401,097    1,262,455     4,994,619        418,988           355
    Interest on loans                                 197,760       79,345       136,986         27,187            15
                                                  -----------  -----------   ------------  ------------  ------------
INVESTMENT INCOME                                   1,598,857    1,341,800     5,131,605        446,175           370

NET APPRECIATION/(DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                      326,888    3,231,071   (13,955,487)       313,679           (62)

CONTRIBUTIONS:
    Participants                                    3,757,576    3,996,287     4,135,244      1,863,271        27,427
    The Pep Boys - Manny, Moe & Jack                        0            0     5,359,132              0             0

DISTRIBUTIONS                                      (2,792,385)  (1,689,744)   (2,297,915)      (546,638)            0

LOANS:
    New loans                                      (1,802,087)    (865,528)     (734,285)      (275,441)         (720)
    Principal repayments                              907,805      374,702       638,206        125,118            54

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE
    Participant Contribution                                0            0              0             0             0
    Employer Contribution                                   0            0              0             0             0
                                                  -----------  -----------   ------------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 1998                             $24,723,993  $19,354,727    $24,063,198    $4,957,620       $27,069
                                                  ===========  ===========   ===========   ============  ============


                                                                  [RESTUBBED TABLE]

                                                    IDS SMALL      TEMPLETON
                                                     CO INDEX        FOREIGN           LOAN
                                                       FUND Y       FUND (A)           FUND         CASH          TOTAL
                                                 ------------   ------------    -----------   ----------  -------------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 1996                                      $0             $0     $4,473,214           $0    $60,846,712

    Dividend and interest income                            0              0              0            0      1,971,540
    Interest on loans                                       0              0              0            0        382,170
                                                 ------------   ------------    -----------   ----------  -------------
NET INVESTMENT INCOME                                       0              0              0            0      2,353,710
NET APPRECIATION/(DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                            0              0              0            0     (2,906,124)

CONTRIBUTIONS:
    Participants                                            0              0              0            0     11,844,493
    The Pep Boys - Manny, Moe & Jack                        0              0              0            0      4,331,376

DISTRIBUTIONS                                               0              0       (747,446)           0     (6,975,181)

LOANS:
    New loans                                               0              0       3,106,633           0              0
    Principal repayments                                    0              0      (1,849,047)          0              0
                                                 ------------   ------------    ------------  ----------  -------------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 1997                                      $0             $0      $4,983,354          $0    $69,494,986

    Dividend and interest income                        1,590              0               0           0      8,079,104
    Interest on loans                                     106             31               0           0        441,430
                                                 ------------   ------------    ------------  ----------  -------------
INVESTMENT INCOME                                       1,696             31               0           0      8,520,534

NET APPRECIATION/(DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS                        1,552           (141)              0           0    (10,082,500)

CONTRIBUTIONS:
    Participants                                       42,123         20,423               0           0     13,842,351
    The Pep Boys - Manny, Moe & Jack                        0              0               0           0      5,359,132

DISTRIBUTIONS                                               0              0        (569,900)          0     (7,896,582)

LOANS:
    New loans                                            (839)        (1,997)      3,680,897           0              0
    Principal repayments                                  490            143      (2,046,518)          0              0

EMPLOYER AND PARTICIPANT CONTRIBUTIONS RECEIVABLE
    Participant Contribution                                0              0               0     532,687        532,687
    Employer Contribution                                   0              0               0     226,214        226,214
                                                  -----------  -------------    ------------  ----------  -------------
NET ASSETS AVAILABLE FOR BENEFITS,
    DECEMBER 31, 1998                                 $45,022        $18,459      $6,047,833    $758,901    $79,996,822
                                                 ============   ============    ============  ==========  =============


See notes to financial statements.


THE PEP BOYS SAVINGS PLAN
-------------------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates
     ----------------

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

     Investments
     -----------

     Certain investments in the Stable Value Fund (Group Annuity Contracts) and all of the loan fund are stated at cost plus accrued interest(see note 3). Investments in all other funds are stated at fair value based on quoted market prices as reported on the last business day of the calendar year.

2.   DESCRIPTION OF THE PLAN
     -----------------------

     The following description of the Pep Boys Savings Plan (the "Plan"), provides general information only. The participant should refer to the Plan document for a more complete description of the Plan provisions. The Plan, was established on September 1, 1987. The Plan provides a vehicle for participating Company employees to increase savings. The Plan was structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation
     -------------

     All employees of The Pep Boys - Manny, Moe & Jack and subsidiaries (the "Company") who have attained both the age of 21 and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan any time on or after the start of the quarter, which immediately follows the employee's anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

     Funding
     -------

     Contributions to the Plan are made by participants and the Company. Participant's contributions, made through salary reduction, may be any whole percentage from 1% to 12% of their compensation as defined by the Plan. The Company contributes the lesser of 50% of the first 6% of the participant's pre-tax contributions or a maximum 3% of the participant's compensation.

     Participant contributions to the Plan, up to $10,000 during 1998 and up to $9,500 during 1997, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company's contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan.

     Effective January 1, 1993, company contributions are deposited in The Pep Boys Stock Fund. Participants age 55 or over have the option to make an irrevocable election to have 100% of the Company's contribution transferred into any of the funds.

     Vesting
     -------

     The Plan provides that the participant's contributions are fully vested when made. The Company's contribution for a particular year becomes vested if the participant is actively employed on December 31 of that year or if the participant's employment terminated due to death, disability or retirement prior to December 31.

     Loan Provisions
     ---------------

     Participants may borrow 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The maximum duration of a loan is five years unless the loan is used to purchase your primary residence. In this case, the loan term is permitted for up to a 30 year duration (effective October 1, 1998). The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

     Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

     Income Tax Status
     -----------------

     The Internal Revenue Service has issued a determination letter
     (March 24, 1999) indicating that the Plan meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"). Accordingly, the Plan's related trust is exempt from federal taxation under Section 501(a) of the Code. The Plan Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Administration
     --------------

     All costs associated with administering the Plan are borne by the Company. The Plan is administered by a Plan Committee of three employees of the Company. At December 31, 1998, the members of the Plan Committee and their positions with the Company were:

         Michael J. Holden         Executive Vice President and Chief
                                   Financial Officer

         Roger A. Rendin           Vice President - Human Resources

         Bernard K. McElroy        Assistant Vice President - Finance &
                                   Assistant Secretary

     At December 31, 1998, the Plan trustees and their positions with the Company were:

         Mitchell G. Leibovitz     Chairman of the Board, Chief Executive
                                   Officer & President

         Michael J. Holden         Executive Vice President and Chief
                                   Financial Officer

     Under the provisions of ERISA, all of the above individuals are "parties-in-interest."


3.   INVESTMENT PROGRAMS
     -------------------

     Participant contributions - Beginning October 1, 1998, each participant, through an interactive voice response system, may direct that his/her contributions be invested in one or more of the following investment programs in increments of 1%. Prior to that date, the participant was limited to selecting a contribution distribution in increments of 10% only during initial enrollment or a re-enrollment period.

     STABLE VALUE FUND
     -----------------

     From Plan inception through September 30, 1998, the Stable Value Fund has invested in several fully benefit-responsive Group Annuity Contracts issued by insurance companies with fair values approximating contract values at December 31, 1997. The contracts seek to provide a fixed rate of interest for a specific period of time. These investments contractually stipulate a rate of return and do not guarantee a return of principal. Contributions for 1997 through September 30, 1998 to the Stable Value Fund were invested with Invesco Trust Company ("ITC"). The ITC - Stable Value Fund invests primarily in fully benefit-responsive general insurance contracts, insurance company separate account products, and synthetic products. The Fund seeks to provide a positive consistent return over time while preserving principal, however, the Fund does not guarantee interest or a return of principal. Effective July 1, 1992, participants' contributions to this fund are invested in a blended fund comprised of various Group Annuity Contracts and the ITC - Stable Value Fund.
     Individual participants receive a blended rate of interest based upon the overall rate of return. The average yield on the Stable Value Fund for the years ended December 31, 1998 and December 31, 1997 was 8.4% and 6.2%.
        As of October 1, 1998, the Stable Value Fund transferred the proceeds of all matured Group Annuity Contracts to the AMEX Trust Stable Value Fund II. The AMEX Trust Stable Value Fund II is designed to provide the lowest risk of all seven investment funds. This fund's goal is to preserve principal and income while maximizing current income. To meet this goal, the fund invests primarily in stable value contracts, as well as short-term investments and the American Express Trust Stable Value Fund I (a stable value pooled fund). The remaining Group Annuity Contracts will be converted to the American Express Trust Stable Value Fund II as the contracts come to maturity.

     INDEX EQUITY FUND
     -----------------

        The Index Equity Fund was invested in the Vanguard Index Trust during 1997 and through September 30, 1998. The Vanguard Index Trust seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate. The Vanguard Index Trust uses the Standard and Poor's 500 Composite Stock Price Index as the standard comparison and attempts to duplicate the capital growth and dividend income of that Index.
        As of October 1, 1998, investments in the Index Equity Fund were converted from the Vanguard Index Trust to the AMEX Trust Equity Index II Fund. The AMEX Trust Equity Index II Fund seeks to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Stock Index (S&P 500). To mirror this return, the fund invests primarily in some or all of the securities that make up the S&P 500. Because the S&P 500 contains many large, well-established companies, representing most major industries, this type of fund is less volatile than a growth fund like the IDS Small Company Index Fund or Templeton Foreign Stock Fund.

     THE PEP BOYS STOCK FUND
     -----------------------

        The Pep Boys-Manny Moe & Jack Common Stock Fund is invested primarily in the Pep Boys-Manny, Moe & Jack Common Stock. This fund gives the participant the opportunity to acquire an ownership interest in the Company. The value of the amounts invested in this fund will depend on the price of the stock at any given time and can go up or down.

     BALANCED FUND
     -------------
         During 1997 and through September 30, 1998, the Balanced Fund was managed by SSGA Funds in Boston, Massachusetts, and invested 50% in stocks and 50% in bonds. SSGA S&P 500 Index Fund seeks to duplicate the capital growth and dividend income of the Standard and Poor's 500 Composite Stock Price Index. The SSGA Intermediate Bond Market Fund is intended to perform similar to the Lehman Brothers Intermediate Bond Index.
        On October 1, 1998, investments in the Balanced Fund were converted from the SSGA Funds to the Invesco Total Return Fund. The Invesco Total Return Fund seeks to provide long-term growth of capital, as well as current income. To meet this objective, the fund invests in common stocks of companies generally listed on major exchanges. Although the fund manager looks for stocks that perform well over a variety of market cycles, the value of the contributions to the plan may go up or down as stock market values change.

     THE IDS BOND FUND
     -----------------

        As of October 1, 1998, the Pep Boys Savings Plan added the IDS Bond Fund to the investment programs available to eligible participants. The IDS Bond Fund invests in a diversified portfolio of high-quality corporate bonds. To increase its return, the fund may also invest in lower-quality bonds and foreign bonds. The primary goal of this fund is to earn a high level of interest income; a secondary consideration is long-term bond appreciation. This fund offers low to moderate risk and moderate returns.

     THE IDS SMALL COMPANY INDEX FUND
     --------------------------------

        As of October 1, 1998, the Pep Boys Savings Plan added the IDS Small Company Index Fund to the investment programs available to eligible participants. The IDS Small Company Index Fund attempts to mirror the return of the Standard & Poor's Small Capitalization Stock Index (S&P SmallCap 600). To achieve this, the fund invests primarily in some or all of the securities that make up the S&P 600. Because this fund invests in stocks of small companies, it is generally one of the most volatile of the Plan's funds. At the same time, the potential for growth over the long term is one of the highest.

     THE TEMPLETON FOREIGN STOCK FUND
     --------------------------------

        As of October 1, 1998, the Pep Boys Savings Plan added the Templeton Foreign Stock Fund to the investment programs available to eligible participants. The Templeton Foreign Stock Fund seeks long-term capital growth. To achieve this goal, the fund invests primarily in stocks and debt obligations of companies and governments outside the United States. Because this fund invests in foreign companies, it is one of the most volatile of the Plan's funds. However, it should normally have higher returns over longer periods of time.

     THE LOAN FUND
     -------------

        The Loan Fund is the cumulative balance of all employee loans outstanding. This fund is not a fund available to participants for investing purposes, but instead is a result of a participant utilizing the loan provision previously defined an earlier section. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

          Investments that represent 5% or more of the net assets
          available for benefits at December 31, 1998 and 1997 are as follows:
                                                        1998                     1997
                                                     ----------               ----------
          STABLE VALUE FUND:

          Group Annuity Contracts:

            Principal Mutual Life Insurance
              Company #4-8601                                 0               $ 3,100,357
            Provident Life and Accident
              Insurance Company #627-05414                    0                         0
            Metropolitan Life Insurance
              Company #GAC-13211                              0                         0
            New York Life Insurance Company
              #GA30139                               $3,965,986                 3,668,813
            Invesco Funds Group, Inc.
              #8008896-0-87                                   0                11,710,965
            American Express Trust Company
              #IM18420                               18,392,662                         0
            Providian Capital Management
              #BDA00572FR                             1,160,281                 2,196,463
            Executive Life Insurance Company
              #CG01321A3A                                     0                   883,843
            John Hancock Mutual Life Insurance
              Company #GAC7299                        1,205,064                 2,277,573
                                                     ----------                ----------
                   Total Stable Value Fund          $24,723,993               $23,838,014
                                                    ===========               ===========
          INDEX EQUITY FUND*                        $19,354,727               $12,767,417
                                                    ===========               ===========
          THE PEP BOYS STOCK FUND - The Pep Boys -
            Manny, Moe & Jack Common Stock          $24,063,198               $24,792,194
                                                    ===========               ===========
          BALANCED FUND                             $ 4,957,620                         0
                                                    ===========               ===========
          LOANS                                     $ 6,047,833               $ 4,983,354
                                                    ===========               ===========

          * Amounts in the Index Equity Fund were invested in a Vanguard Index Trust in 1997 and were invested in American Express Index Equity Fund in 1998.


THE PEP BOYS SAVINGS PLAN
-------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------
                                                                                                               CURRENT
                  IDENTITY                                          DESCRIPTION                COST              VALUE
----------------------------------------------------------------------------------------------------------------------





New York Life Insurance Company                                  8.10%     12/31/99        $3,965,987       $3,965,986

American Express Trust Company                                    N/A         N/A          18,161,487       18,392,662

Invesco Funds Group, Inc.                                         N/A         N/A           4,648,673        4,957,620

Providian Capital Management                                     5.65%     06/30/99         1,160,281        1,160,281

John Hancock Mutual Life Insurance Company                       5.82%     12/31/98         1,200,441        1,205,064

AET Equity Index II                                                                        15,640,872       19,354,727

THE PEP BOYS STOCK FUND - The Pep Boys -
  Manny, Moe & Jack Common Stock *                                 N/A          N/A        33,659,269       24,063,198

IDS Bond Fund Y                                                                                27,136           27,069

IDS Small Company Index Fund Y                                                                 43,463           45,022

Templeton Foreign Fund (A)                                                                     18,561           18,459

LOANS TO PARTICIPANTS                                      7.00%-10.00%   1999-2003         6,047,833        6,047,833
                                                                                          -----------      -----------
                                                                                          $84,574,003      $79,237,921
                                                                                          ===========      ===========
* Indicates party-in-interest to the plan.


THE PEP BOYS SAVINGS PLAN
-------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
----------------------------------------------

Aggregate of transactions involving the same security exceeding 5% of net assets at January 1, 1998


                                 Number of                              Aggregate
      Identity of Party         Transactions       Description            Change
------------------------------- ------------  ---------------------    -----------
The Pep Boys - Manny, Moe & Jack     818      Common Stock             $ 7,461,924

Invesco Retirement Trust Funds       172      Stable Value Fund         (4,375,502)

AMEX Stable Capital II Fund          429      Stable Value Fund          4,519,414

Vanguard Group                       173      Equity Index Fund        (13,448,551)

AMEX Trust Equity Index              631      Equity Index Fund         15,556,046

SSGA Fund                            134      Balanced Fund             (3,211,611)

Invesco Total Return                 455      Balanced Fund              4,117,911



Individual transactions in 1998 involving the same security exceeding 5% of net assets at January 1, 1998:


      Identity of Party                   Description            Sale       Purchase
-------------------------------     ---------------------    -----------  ------------
Invesco Retirement Trust Funds (1)   Stable Value Fund        $12,473,000

AMEX Stable Capital II Fund          Stable Value Fund                     $12,473,000

Vanguard Group (1)                   Equity Index Fund         15,068,199

AMEX Trust Equity Index              Equity Index Fund                      15,068,199

SSGA Fund (1)                        Balanced Fund              4,154,850

Invesco Total Return                 Balanced Fund                           4,154,850

The Pep Boys- Manny, Moe,
        and Jack                     Common Stock                            3,999,437


(1) Cost not determinable


SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                                               THE PEP BOYS SAVINGS PLAN
                                               -------------------------






      DATE: July 12, 1999                     BY:  /s/Bernard K. McElroy
            -------------                    -----------------------------
                                                      Bernard K. McElroy
                                              Member of the Administrative
                                              Committee

EXHIBIT INDEX
=============





       Exhibit No.                      Item                            Page
       -----------                      ----                            ----





          23                  Consent of Deloitte & Touche LLP           16